June 10, 2019

Derek Maetzold
Chief Executive Officer
CASTLE BIOSCIENCES INC
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546

       Re: CASTLE BIOSCIENCES INC
           Draft Registration Statement on Form S-1
           Submitted May 14, 2019
           CIK No. 0001447362

Dear Mr. Maetzold:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note that the amount of shares outstanding on page 7 is based upon the amount outstanding as of December 31, 2018 and the disclosure in the principal stockholders section on page 144 is as of March 31, 2019. Please revise the shares
       outstanding throughout the prospectus as of the most recent practicable date. See Item
       403 of Regulation S-K.
 Derek Maetzold
FirstNameBIOSCIENCES INC
CASTLE LastNameDerek Maetzold
Comapany NameCASTLE BIOSCIENCES INC
June 10, 2019
June 10, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 11

3. We note the last risk factor on page 12 states that you were in compliance with certain revenue level covenants as of December 31, 2018. Since these covenants are tested monthly, please revise to clarify whether you are in compliance with the covenant during the monthly periods since December 31, 2108.
Use of Proceeds, page 54

4. Please provide a clear description of your use of proceeds that addresses how the funds will be used. Your discussion should show the amount of proceeds to be allocated to each part of your business plan. See Item 504 of Regulation S-K. In addition, we note the disclosure that while these are your current intentions regarding the use of proceeds, you may use the net proceeds for other purposes. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.
         See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.
Management's Discussion and Analysis
Term Debt, page 69

5. Please describe the material covenants in your debt agreements, including, without limitation, the six month trailing revenue covenant.
Description of Capital Stock, page 146

6. We note your disclosure that the exclusive forum provisions of your amended and restated
         certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act. If you are selecting a forum for
         Securities Act claims, please revise to clarify the forum selected. In that regard, we note that your description of the selection of the Court of Chancery of the State of Delaware as
         the exclusive forum otherwise appears to be limited to certain actions or proceedings under "Delaware statutory or common law."
Undertakings, page II-5

7.       Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
 Derek Maetzold
CASTLE BIOSCIENCES INC
June 10, 2019
Page 3



        You may contact Blaise Rhodes at 202-551-3774 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

FirstName LastNameDerek Maetzold                        Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
Comapany NameCASTLE BIOSCIENCES INC
                                                        Mining
June 10, 2019 Page 3
cc:       Karen Anderson, Esq.
FirstName LastName